

March 14, 2014

Mr. Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, PA 17406

> **Re:** **Unilife Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed September 13, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **Response Letter Dated February 21, 2014**
> **File No. 001-34540**

Dear Mr. Shortall:

We have reviewed your response letter dated February 21, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

FDA's Premarket Clearance and Approval Requirements, page 13

1. It is unclear why you believe it is premature for you to make public statements about the validation process of any current products. Accordingly, please provide us with draft disclosure describing the commercial and validation status of each product you identify on pages 5 – 8 of the Form 10-K and for each customer contract referenced in prior comment 6. Also, please confirm that you will revise your future filings, as applicable, to ensure that the information in your response to prior comment 1 concerning manufacturing and FDA regulation is included in an applicable section of your Form 10-K disclosure.

Consolidated Statements of Operations and Comprehensive Loss, page 44

2.   We note your response to prior comment 2 in our letter dated January 31, 2014. Please tell us, and disclose in future filings, the costs related to your industrialization and licensing fees incurred under such contracts for each period for which a statement of operations is presented. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page 47

Note 5. Property, Plant and Equipment and Construction-in-Progress, 59

3.   We note in your response to prior comment 3 in our letter dated January 31, 2014 that the company used the projections presented to the board as a basis for evaluating the recoverability of long-lived assets. Please clarify whether these projections are consistent with the projections presented to your board of directors for budgeting and strategic planning purposes.

4.   As a related matter, explain to us the basis for the underlying assumptions used in your projections of future undiscounted cash flows, including projected changes in revenues and expenses.

Form 10-Q for the Quarter Ended December 31, 2013

Consolidated Statements of Operations and Comprehensive Loss, page 4

5.   We note that you recognized approximately $6.8 million of revenues during the six months ended December 31, 2013. Additionally, we note from footnote 10 that you recognized $2.3 million of revenue related to the termination of the Sanofi exclusivity and industrialization agreements. Please tell us what other revenues you recognized during the six months ended December 31, 2013 and the basis for that recognition, citing the applicable accounting literature.

6.   As a related matter, please tell us how you determined it was appropriate to recognize the deferred revenue under the Sanofi exclusivity and industrialization agreements upon entering into the Sanofi supply agreement. Include in your response how you determined the supply agreement is a separate unit of accounting from the exclusivity and industrialization agreements and why the remaining deferred revenue should not continue to be amortized as part of the new contract.

7.   Please tell us why there are no cost of sales related to the revenues recognized during the three and six months ended December 31, 2013.

8.   We note from page 12 that the interest expense in the third quarter is explained as the amounts paid in connection with a settlement on equipment financing. Please provide us with your analysis of the agreements supporting the classification of this amount as interest expense.

Note 3. Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 8

9.   We note from the Form 8-K filed on February 5, 2014 that you signed a long-term commercial supply contract with Hikma Pharmaceuticals, signed an agreement with MedImmune to customize and supply devices from the platform of wearable injectors, signed a contract with a global pharmaceutical company seeking to use Unilife's Ocu-ject™ delivery system, and signed an agreement with Novartis to supply clinical products during the three months ended December 31, 2013. Please tell us why there is no discussion of these contracts in the Form 10-Q for the quarter ended December 31, 2013.

10.   As a related matter, please tell us and revise future filings to disclose the significant terms of these contracts, including what services, products and obligations Unilife is providing and has under these contracts and how you are recognizing revenue under these contracts. In your discussion, please include a discussion of what happens if Unilife is unable to fulfill its milestones/obligations under the contracts. Specifically address whether you have any obligations to repay amounts for milestones previously met or received.

11.   We note that you are recognizing revenue under the milestone method. Please provide us with your detailed analysis of the different milestones you are recognizing revenue on for all of your industrialization and development agreements, including why they are substantive in accordance with topic 605-28 of the FASB Accounting Standards Codification.

12.   Additionally, tell us and revise future filings to provide all the disclosures required by paragraph 605-28-50-2 of the FASB Accounting Standards Codification for all your agreements recognized under the milestone method.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

13.   We note that your revenue increased by $2.9 million or 411% and by $5.4 million or 386% for the three and six months ended December 31, 2013, respectively. Please tell us and revise future filings to discuss the significant factors that caused the significant

increase in revenues. Include in your discussion the extent to which such increases are attributable to increases in prices, volume, amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K.

14. Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that research and development expenses for the three and six months ended December 31, 2013 increased due to "increased payroll costs and research and development share-based compensation expense." However, you do not quantify the impact of each of these factors. In addition, each of the factors that contributed to the changes in margins and the significant changes in expense amounts each period should be quantified and discussed, to the extent practicable, along with details of whether these are trends that are expected to continue or have had a material impact on your results. The fluctuations in balance sheet accounts (e.g. accounts receivable, deferred revenue, etc.) should also be addressed. Refer to Item 303 of Regulation S-K.

Exhibits

15. We note your response to prior comment 6; however, it remains unclear why you believe the contracts are not material to the business, particularly in light of management's public statements about these contracts and the size of the payments under the contracts. Please file each of the contracts as an exhibit. Alternatively, please provide us with a detailed analysis for each contract that quantifies why you believe you are not substantially dependent upon that contract.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief